Exhibit 99.12

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Trevor J. Yeomans, ACSM, P.Eng., and report, NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada dated effective December 31, 2017 (the “Report”), and the information contained in the Report that I prepared, or reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.

Dated this 18th day of March, 2020.

Yours very sincerely,

/s/ “Trevor J. Yeomans”

Trevor J. Yeomans, ACSM, P.Eng.